FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the second quarter 2010 results of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on August 10, 2010.

JA Solar Announces Second Quarter 2010 Results
Record Shipment Volume of 311MW

Shanghai, Aug. 10, 2010 -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced financial results for its second quarter 2010, ended June 30, 2010.

Second Quarter Highlights:

-- Q2 shipments of 311MW, above guidance of 275MW, an increase of 14% sequentially
-- Q2 revenue of $351M, an increase of 25% sequentially
-- Q2 gross margins of 23.1%, up from 22.9% in Q1
-- Q2 operating income of $53.4 million and operating margin of 15.2%
-- Net income of $28.9 million and GAAP EPS of $0.18 per fully diluted ADS
-- Strong balance sheet with a cash balance of $324.6 million and working capital of $535.9 million
-- Increasing annual shipment guidance to exceed 1.35GW, compared with prior guidance of 1GW
-- Achieved 18.9% conversion efficiency for its high-efficiency “SECIUM” solar cells, independently certified by The Fraunhofer Institute for Solar Energy Systems (ISE) in Germany
-- Began successful pilot production of “SECIUM” solar cells

Highlights Subsequent to June 30, 2010:

-- Announced strategic multi-year supply agreement with MEMC Electronic Materials Inc.
-- Signed 70MW supply agreement with Solar-Fabrik AG

"We are pleased to deliver another quarter of record shipments, with strong operating performance,” commented Dr. Peng Fang, CEO of JA Solar.  “Our first half 2010 shipment has surpassed our full year shipment in 2009, while our second quarter shipment has exceeded the full year shipment in 2008. Business momentum remains strong, and we continue to see very strong orders from existing and new customers, with customers’ requirements exceeding our productive capacity.

“We continue to invest in our sales and marketing platform to support a global sales network.  Consistent with our strategic goals, we have strengthened relationships with our key customers and expanded partnerships with strategic new customers.  We have grown our customer base tremendously, and JA Solar now has a strong presence in multiple geographies at key solar end markets, including Germany, Italy, U.S., Spain, India, Korea, China and Japan.

“Based on strong customer orders and increasing visibility, we are raising our full year 2010 shipment guidance from 1GW to 1.35GW.  We are also seeing strong order visibility for 2011, with customers already placing orders and requesting volume commitments. While we expect to see continued strong demand from major European countries, many emerging new geographies, including China, India, U.S., Canada and other regions, represent significant growth opportunities for the industry.

“Building upon our success in high-efficiency solar cell technology, we have made additional technology investments during the quarter and expanded our R and D team to further develop cost-effective manufacturable high-efficiency solar cell technologies.  We plan to begin commercial production of our SECIUM solar cells in the second half of 2010.  We have also made further improvements in our multi-crystalline solar cell process technology, and expect to begin commercial delivery of 16.6 percent efficiency multi-crystalline solar cells, a significant improvement from conversion efficiency of 16.2 percent with our previous production process.  We have a clear technology roadmap which we believe would enable us to increase conversion efficiency to above 20 percent to extend our technological lead, while at the same time maintaining our cost leadership.

“Our primary goal is to build JA Solar into the most technologically advanced solar company with significant manufacturing scale, high product quality and the lowest cost structure, and we believe we are on track to achieve these aspirations,” he said.

Second Quarter 2010 Financial Results

Revenue in the second quarter of 2010 was RMB 2.4 billion ($351.2 million), an increase of 25 percent from RMB 1.9 billion ($281.0million) reported in the first quarter of 2010 and compared with RMB 600.7 million ($88.6 million) in the second quarter a year ago.  Sales to international customers expanded substantially during the quarter to 46 percent of total revenue, an increase of 1,000 basis points from the previous quarter. Total shipments in the second quarter of 2010 were a record 311MW, compared with first quarter shipments of 272MW, representing a sequential growth of 14 percent, primarily due to improvements in line throughput and yield.

Gross margins increased to 23.1 percent in the second quarter, from 22.9 percent reported in the first quarter of 2010.

Total operating expenses in the second quarter were RMB 188.3 million ($27.8 million), an increase of RMB 104.0 million ($15.3 million) from the previous quarter.  During the quarter, we recorded RMB 65.4 million ($9.6 million) as a full provision against the prepayments to Shunda Holdings Co., Ltd., a manufacturer of polysilicon and silicon wafers. Based on information available, Shunda is currently undergoing significant reorganization due to its debt obligations.  The impact of the provision, as well as increased in R and D spending plus an increase in selling and overall general and administrative expenses corresponding to higher shipment volume, resulted in the second quarter increase in total operating expenses.

GAAP earnings per diluted ADS in the second quarter were RMB 1.20 ($0.18), compared with RMB 1.61 ($0.24) in the first quarter of 2010.  Provision for prepayments to Shunda as well as change in fair value of derivatives related to convertible bonds totaled RMB 99.3 million ($14.6 million) loss in Q2 compared with RMB 1.9 million ($0.3 million) gain in Q1 2010.  The impact of these two non-cash items on earnings per diluted ADS was RMB0.61 ($0.09) in the second quarter and the impact to the first quarter 2010 was insignificant.

Financial Position and Liquidity

The company continues to maintain a strong balance sheet with cash and cash equivalents of RMB 2.2 billion ($324.6 million), and total working capital of RMB 3.6 billion ($535.9 million) at June 30, 2010.  Average DSOs were 24 days and average inventory turns were 36 days.  The company’s total long-term bank borrowings were RMB 1.2 billion ($174.0 million). The face value of the convertible bonds, due 2013, outstanding was RMB 1.5 billion ($228.2 million) at June 30, 2010.

Outlook

Based on strong customer demand for JA Solar’s products, the company is raising its outlook for the full year of 2010.  The company currently expects shipments to exceed 1.35GW in 2010, compared with prior guidance of 1GW.  Shipments in the third quarter of 2010 are expected to be approximately 375MW.

Manufacturing Capacity Update

Due to improvements in product mix, production throughput and solar cell conversion efficiency, as well as other process improvement efforts, JA Solar was able to further increase the effective production output for its solar cell manufacturing lines.  Based on the additional increase in effective productive capacity per line, JA Solar now expects to achieve actual solar cell production capacity of 1.8GW by the end of 2010, compared with 1.5GW, as previously discussed, without adding more production lines.  Module capacity is expected to reach 500MW, and wafer capacity is expected to reach 300MW by the end of 2010.  The capital expenditure for the full year is expected to be approximately $250 million, in the range of prior guidance.  The capital expenditure amount does not include the acquisition of Shanghai Jinglong Solar Technology Co., Ltd announced in July.  JA Solar expects to fund the capacity expansion through its existing cash balance, operating cash flow, as well as credit facilities through Chinese banks.

Investor Conference Call / Webcast Details

A conference call has been scheduled for Tuesday, Aug. 10, 2010 at 8:00 am Eastern time. The call may be accessed by dialing 1.866.713.8562 (U.S.) or 1.617.597.5310 (international). The passcode is JA Solar.  A live webcast of the conference call will be available on the company's website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888-286-8010 (U.S.) or 1. 617-801-6888 (international). The passcode for the replay is 14276955.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010, which was RMB 6.7815 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2010, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal/Deborah Stapleton
Stapleton Communications
alexis@stapleton.com/deb@stapleton.com
1.650.470.0200

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For three months ended
	June. 30, 2009	Mar. 31, 2010	June. 30, 2010	June. 30, 2010
	RMB'000 (Adjusted) (a)	RMB'000	RMB'000	USD'000

Net revenues	600,729	1,905,503	2,381,640	351,197
Cost of sales	(532,402)	(1,468,293)	(1,831,444)	(270,065)
Gross profit	68,327	437,210	550,196	81,132
Selling, general and administrative expenses	(163,948)	(76,454)	(169,296)	(24,964)
Research and development expenses	(13,425)	(7,817)	(19,023)	(2,805)
Total operating expenses	(177,373)	(84,271)	(188,319)	(27,769)
(Loss)/income from operations	(109,046)	352,939	361,877	53,363
Interest expense	(62,327)	(49,049)	(50,906)	(7,507)
Change in fair value of derivatives	(52,760)	1,892	(33,957)	(5,007)
Gain on buyback of convertible bond	1,478	-	-	-
Other income/(expenses)	14,143	(332)	(34,923)	(5,150)
(Loss)/income before income taxes	(208,512)	305,450	242,091	35,699
Income tax expenses	(606)	(43,342)	(45,870)	(6,764)
Net (loss)/income	(209,118)	262,108	196,221	28,935

Net (loss)/income per share:
Basic	(1.30)	1.61	1.21	0.18
Diluted	(1.30)	1.61	1.20	0.18

Weighted average number of shares outstanding:
Basic	161,419,260	162,473,396	162,669,530	162,669,530
Diluted	161,419,260	162,878,172	163,140,381	163,140,381

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For six months ended
	June. 30, 2009	June. 30, 2010	June. 30, 2010
	RMB'000 (Adjusted) (a)	RMB'000	USD'000

Net revenues	832,413	4,287,144	632,182
Cost of sales	(906,826)	(3,299,738)	(486,579)
Gross (loss)/profit	(74,413)	987,406	145,603
Selling, general and administrative expenses	(203,415)	(245,750)	(36,238)
Research and development expenses	(24,362)	(26,840)	(3,958)
Total operating expenses	(227,777)	(272,590)	(40,196)
Income/(loss) from operations	(302,190)	714,816	105,407
Interest expense	(124,698)	(99,955)	(14,739)
Change in fair value of derivatives	(19,442)	(32,065)	(4,728)
Gain on buyback of convertible bond	11,760	-	-
Other income/(expenses)	5,650	(35,254)	(5,200)
(Loss)/income before income taxes	(428,920)	547,542	80,740
Income tax benefit/(expenses)	18,814	(89,213)	(13,155)
Net (loss)/income	(410,106)	458,329	67,585

Net (loss)/income per share:
Basic	(2.54)	2.82	0.42
Diluted	(2.54)	2.81	0.41

Weighted average number of shares outstanding:
Basic	161,419,260	162,572,005	162,572,005
Diluted	161,419,260	163,009,818	163,009,818

(a)
On January 1, 2010, the Company adopted the FASB’s update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. These rules require revision of prior periods to conform to current accounting.  As a result of retrospectively adopting the new guidance related to the Company’s offering of senior convertible notes in May 2008, the line items of Interest expense, Gain/(loss) on buyback of convertible bond, Other income, Income before income taxes, Net income and Net income/(loss) per share in the condensed consolidated statements of operations for the three months ended June 30, 2009 and six months ended June 30, 2009 have been revised.

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited)

	Dec 31,	June 30,
	2009	2010	2010
	RMB'000 (Adjusted) (b)	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	1,867,248	2,201,036	324,565
Restricted cash	43,612	100,483	14,817
Accounts receivable	339,524	622,844	91,845
Inventories	641,140	730,676	107,746
Advances to suppliers	423,283	466,108	68,732
Other current assets	346,488	409,834	60,434
Total current assets	3,661,295	4,530,981	668,139
Property and equipment, net	1,724,442	2,433,586	358,857
Advances to suppliers	1,835,421	1,639,437	241,751
Derivative asset	10,521	3,617	533
Deferred issuance cost	143,243	129,136	19,042
Other long term assets	87,248	116,230	17,139
Total assets	7,462,170	8,852,987	1,305,461
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	10,000	-	-
Accounts payable	367,863	479,837	70,757
Long term liabilities due in one year	-	40,000	5,898
Accrued and other liabilities	251,365	377,272	55,633
Total current liabilities	629,228	897,109	132,288
Convertible Bond	1,171,438	1,211,601	178,662
Embedded derivatives	136,632	161,793	23,858
Long-term bank borrowings	680,000	1,180,000	174,003
Other long term liabilities	22,314	49,360	7,278
Total liabilities	2,639,612	3,499,863	516,089
Commitment and Contingencies
Shareholders’ equity	4,822,558	5,353,124	789,372
Total liabilities and shareholders’ equity	7,462,170	8,852,987	1,305,461

(b)
On January 1, 2010, the Company adopted the FASB’s update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. These rules require revision of prior periods to conform to current accounting.  As a result of retrospectively adopting the new guidance related to the Company’s offering of senior convertible notes in May 2008, the line items of Deferred issuance cost and Shareholders’ equity in the condensed consolidated balance sheet as at December 31, 2009 have been revised.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: August 11, 2010